[Otter Tail Corporation letterhead]
October 16, 2008
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-0309

RE:	Otter Tail Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Definitive Proxy Statement on Schedule 14A Filed March 3, 2008 File No. 0-368
Dear Mr. Owings:
Enclosed is the response of Otter Tail Corporation (the “Company”) to the comment received by letter dated October 6, 2008 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below the numbered comment of your letter dated October 6, 2008, followed by the Company’s response.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 8
1.	We reviewed your responses to comments four and five in our letter dated September 23, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents.
Response
In future filings we will disclose the information referenced in comments four and five of your letter dated September 23, 2008 substantially as follows, based on information disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed March 3, 2008.

Mr.H. Christopher Owings	2	October 16, 2008
Related to comment four, we do not use a self-constructed peer group for benchmarking compensation, but instead utilize general survey data computed by Towers Perrin. Accordingly, we will add two footnotes substantially as follows:
1.	Towers Perrin utilized data from a general industry compensation survey performed by it. The survey had 584 participants from a wide variety of industries. From that survey data Towers Perrin completed a regression analysis to account for Otter Tail Corporation’s size as measured by revenue.
2.	The companies included in the utility sector were drawn from Towers Perrin general industry compensation survey identified in note one and included all 87 of the utility companies participating in the survey. From that survey data, Towers Perrin completed a regression analysis to account for Otter Tail Corporation’s size as measured by revenue.
Related to comment five we will modify our disclosure substantially as follows (the additional text is underlined):
1.	Corporate earnings per share. Each executive officer receives 33.33% of the total target payout if Otter Tail Corporation achieves the targeted earnings per share. Each officer receives 8.33% of the total target payout if Otter Tail Corporation achieves the minimum performance level, and additional increments for performance above the target. Otter Tail Corporation was slightly above the targeted performance level for earnings per share in 2007. For corporate earnings per share the threshold was $1.58, the target was $1.74 and the maximum was $1.88.
2.	Corporate return on equity. Each officer receives 33.33% of the total target payout if Otter Tail Corporation achieves the targeted return on equity. Each officer receives 8.33% of the total target payout if Otter Tail Corporation achieves the minimum performance level, and additional increments for performance above the target. Otter Tail Corporation was slightly below the targeted performance level for return on equity in 2007. For corporate return on equity the threshold was 9.5%, the target was 11% and the maximum was 13%.
3.	Cash flow from operations. Each officer receives 33.33% of the total target payout if Otter Tail Corporation achieves the targeted cash flow from operations. Each officer receives 8.33% of the total target payout if Otter Tail Corporation achieves the minimum performance level and additional increments for performance above the target. Otter Tail Corporation was slightly below the targeted performance level for cash flow from operations in 2007. For cash flow from operations the threshold was $72 million, the target was $87 million and the maximum was $102 million.
We will modify our disclosure with respect to Mr. C. MacFarlane substantially as follows (the additional text is underlined):

Mr.H. Christopher Owings	3	October 16, 2008
The annual cash incentive targets for Mr. C. MacFarlane are divided into three components:
1.	Regulated Return on Equity. Mr. C. MacFarlane receives 30% of the total target payout if Otter Tail Power Company achieves targeted regulated return on equity. Otter Tail Power Company did not meet the targeted performance level in 2007. For regulated return on equity the target was $59,940.
2.	Utility Return on Invested Capital. Mr. C. MacFarlane receives 30% of his total target payout if Otter Tail Power Company achieves the targeted utility return on invested capital. Otter Tail Power Company met the targeted performance level in 2007. For utility return on invested capital the target was $59,940.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter please contact me at (701) 451-3567.

Yours very truly,
/s/ George A. Koeck
George A. Koeck
General Counsel and Corporate Secretary